SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2003

( ) TRANSITITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Transition Period From _______ To _______

Commission File No. 0-22759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.
401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

BANK OF THE OZARKS
12615 Chenal Parkway
Little Rock, AR 72211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

As of December 31, 2003 and 2002, and for the Year ended December 31, 2003

0405-0542411

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2003 and 2002 and for the Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 301
1701 Centerview Drive
Little Rock, Arkansas 72211

Phone: (501) 370-3000
Fax: (501) 370-3044
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 1, 2004

0405-0542411

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Cash	**$ –**	$ 9,916
Investments	**23,050,120**	12,335,005
	23,050,120	12,344,921
Receivables:		
Dividend and interest income	**23,900**	–
Employer	**11,516**	13,661
Participants	**31,847**	33,927
Total assets	**23,117,383**	12,392,509
Liabilities		
Due to broker	**12,011**	16,580
Other	**–**	11,597
Net assets available for benefits	**$ 23,105,372**	$ 12,364,332

See accompanying notes.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 9,163,964**
Interest and dividends	**280,068**
	9,444,032
Contributions:	
Employer	**343,447**
Participants	**964,281**
Rollover	**426,330**
Total contributions	**1,734,058**
Total additions	**11,178,090**
Deductions	
Benefits payments	**604,991**
Administrative expenses	**11,453**
Total deductions	**616,444**
Transfer into Plan	**179,394**
Net increase	**10,741,040**
Net assets available for benefits, at beginning of year	**12,364,332**
Net assets available for benefits, at end of year	**$ 23,105,372**

See accompanying notes.

1. Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Bank of the Ozarks, Inc. (Employer), except leased employees and independent contractors. Employer includes any corporation into which it may be merged or consolidated, or any corporation that may hereafter accept and adopt the terms of this Plan with approval of the Board of Directors of Bank of the Ozarks, Inc. Employer also includes any corporation which is a member of a controlled group of corporations and all trades or businesses which are under common control, provided, however, that service with an incorporated or unincorporated employer which has not expressly adopted this Plan shall not give employees of such employers the right to share in any contributions made by employers which have expressly adopted this Plan. Employees become eligible to participate in the Plan at age 18 and after completing an hour of service for the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Merger

On June 13, 2003, Bank of the Ozarks purchased RVB Bancshares, Inc. (RVB) and its River Valley Bank Subsidiary in Russellville, Arkansas. Effective October 1, 2003, the RVB 401(k) Plan and the Plan merged into a single plan and trust. The Plan continues its existence and is the trust surviving the merger. All assets held by the RVB 401(k) Plan were transferred to the Plan.

Contributions

Participants may elect to defer a percentage of their pretax earnings, or any other dollar amount as allowed by the Internal Revenue Code (the Code), by means of regular payroll deductions. For each Plan year, the Employer shall contribute to the Plan an amount equal to such percentage of the elective deferrals made by the participants as the

1. Description of the Plan (continued)

Employer in its discretion shall determine. The Employer's matching contribution for 2003 was equal to 50% of the participant's elective deferrals up to 6% of a participant's pretax earnings. Participants may direct contributions to any of the investment options selected by the Plan administrator.

The Employer may also make a discretionary Employer profit sharing and/or Employer Employee Stock Option Plan (ESOP) contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make 401(k) contributions in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year, and it is allocated based on the relationship of the participant's compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2003.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contributions is based on years of service, and participants become fully vested after six years of credited service based on a graduated vesting schedule, or in the event of retirement, disability or death.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching and discretionary contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of Employer matching contributions will be applied towards satisfying future Employer matching contributions. All forfeitures from profit sharing and ESOP contributions will be allocated in the same manner as the Employer profit sharing and ESOP contributions are allocated.

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump-sum amount equal to the vested value of his or her account except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal periodic payments, not less frequently than annually, over a period not exceeding the greater of (a) five years; or (b) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five) for each $100,000 by which the account balance exceeds $500,000. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: (a) payment in a lump sum, (b) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or (c) a combination of (a) and (b). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Administrative Expenses

Recordkeeping fees incurred in connection with the operation of the Plan are borne by the participants. All other administrative fees are paid by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits payments are recorded when paid.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock is valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Bank of the Ozarks Trust Services Division serves as trustee of the Plan. SEI Trust Company served as the custodian from January 1, 2003 through August 31, 2003, and during 2002. Effective September 1, 2003, SunGard Asset Management Systems, Inc. serves as the custodian. Epic Advisors serves as the recordkeeper.

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

	2003
SEI Investments S&P 500 Index Portfolio	**$ 1,245,200**
Bank of the Ozarks, Inc. common stock	**18,581,685**

	2002
SEI Stable Asset Value Fund	$ 635,109
SEI Investments S&P 500 Index Portfolio	846,635
Bank of the Ozarks, Inc. common stock	9,535,845

During 2003, the Plan's investments (including investments purchased and sold as well as held during the year) appreciated in fair value as determined by published market prices on December 31, 2003, as follows:

Registered investment companies	**$ 520,741**
Bank of the Ozarks, Inc. common stock	**8,643,223**
	$ 9,163,964

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, credit risks, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 9, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In the event the Plan administrator determines that the Plan is not operating in compliance with the Code, the Plan sponsor will take the necessary steps to bring the Plan's operations into compliance.

Supplemental Schedule

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 71-0556208, Plan No. 002

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Registered Investment Companies		
	Janus Investments	Worldwide Fund	**$ 560,661**
*	SEI Investments	Prime Obligation Fund	**24,153**
*	SEI Investments	S&P 500 Index Portfolio	**1,245,200**
*	SEI Investments	Intermediate Government Fund	**325,652**
*	SEI Investments	Stable Asset Value Fund	**996,881**
*	SEI Investments	Large Cap Growth	**342,476**
*	SEI Investments	Large Cap Value Fund	**280,318**
*	SEI Investments	Small Capital Growth	**164,553**
*	SEI Investments	Small Cap Value Fund	**152,761**
*	SEI Investments	International Portfolio	**102,611**
*	SEI Investments	International Fixed Income	**72,729**
*	SEI Investments	Core Fixed Income Fund	**200,440**
			4,468,435
	Common Stock		
*	Bank of the Ozarks, Inc.	824,753 shares	**18,581,685**
			$ 23,050,120

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

June 25, 2004

By: ______________________
Paul Moore
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT 23

Consent of Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-32177) pertaining to the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan of our report dated June 1, 2004, with respect to the financial statements and schedule of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst + Young LLP

June 25, 2004
Little Rock, Arkansas